Exhibit 99.2

SUPPLEMENTAL INDENTURE NO. 4

SUPPLEMENTAL INDENTURE No. 4 (this “Supplemental Indenture”) dated as of January 23, 2026 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and DB Trustees (Hong Kong) Limited as collateral trustee (the “Collateral Trustee”), under the indenture referred to below.

WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee an indenture, dated as of June 20, 2024, (as amended by that (i) certain Supplemental Indenture No. 1, dated January 26, 2025, by and among the Company, the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee as named therein, (ii) certain Supplemental Indenture No. 2, dated February 18, 2025, by and among the Company, the Trustee and the Collateral Trustee, and (iii) certain Supplemental Indenture No. 3, dated April 29, 2025, by and among the Company and the Trustee, and as further amended, restated, amended and restated, supplemented or otherwise modified and in effect from time to time and as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”) relating to the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “Notes”);

WHEREAS the Indenture provides that, pursuant to Section 8.02 of the Indenture, the Company and the Trustee may, subject to Sections 8.01, 8.03, 7.05 and 7.08 of the Indenture and clauses (i) to (x) of Section 8.02(A) of the Indenture, amend or supplement any provision of the Indenture with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding;

WHEREAS pursuant to an Acknowledgement Letter dated January 23, 2026 (the “Acknowledgement Letter”) to a Letter of Consent dated January 23, 2026 (the “Letter of Consent”), Zhonghuan Singapore Investment and Development Pte. Ltd., in its capacity as the Holder of 100% outstanding principal amount of the Notes, consents to the execution and delivery of this Supplemental Indenture and the amendments to the Indenture set forth herein;

WHEREAS the Indenture provides that, pursuant to Section 11.05(A) of the Indenture, subject to the terms of the Intercreditor Agreement and applicable law, the Liens securing the Obligations on the applicable Collateral shall be automatically terminated and released without further action by any party (other than satisfaction of any requirements in the Security Documents, if any), in whole or in part, upon any Disposition of any portion of Collateral in accordance with a Disposition permitted under the terms of any Indenture Document (other than a Disposition to a Company Indenture Party);

WHEREAS the Indenture provides that, pursuant to Section 8.01(N) of the Indenture, the Company and the Trustee may amend or supplement the Indenture Documents without the consent of any Holder to effect, confirm and evidence the release, termination or discharge or any guarantee of or Lien of securing the Notes when such release, termination or discharge is permitted by the Indenture Documents; and

WHEREAS pursuant to Section 8.02 of the Indenture, the Company and the Trustee

Exhibit 99.2

are authorized to execute and deliver this Supplemental Indenture;

WHEREAS pursuant to Section 11.05(B) of the Indenture, without the necessity of any consent of or notice to the Trustee or any Holder of the Notes, any Company Indenture Party may request and instruct the Collateral Trustee to, on behalf of each Holder of Notes, execute and deliver to any Company Indenture Party, as the case may be, for the benefit of any Person, such release documents a may be reasonable requested, or all or any Liens held by the Collateral Trustee in any Collateral securing the Obligations and the Collateral Trustee shall as soon as practicable take such actions provided that any such release complies with and is expressly permitted in accordance with the terms of this Indenture, the Security Documents and the Intercreditor Agreement and is accompanies by an Officer’s Certificate and an Opinion of Counsel;

WHEREAS pursuant to the Letter of Consent, the Company has requested and instructed the Collateral Trustee to effect the release of the security over the Malaysia Assets and pursuant to the Acknowledgement Letter, the Collateral Trustee has acknowledged such request and instruction;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Trustee and the Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:

1.
Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.
2.
Amendments to Section 1.01 of the Indenture. Section 1.01 of the Indenture is hereby amended as follows (additions shown in double-underline):

““Malaysia Assets” means 100% of the shares of SunPower Malaysia Manufacturing Sdn Bhd.”

3.
Amendments to Section 3.15 of the Indenture. Section 3.15 of the Indenture is hereby amended as follows (deletions shown in ~~strikethrough~~ and additions shown in double-underline):

“(V) is a Disposition of all or any part of the Philippine Target Assets and Liabilities; ~~and~~

(W) is a Disposition of all or any part of the Birch Assets~~.~~; and

(X) is a Disposition of all or any part of the Malaysia Assets.”

4.
Amendments to Section 6.01 of the Indenture. Section 6.01(B) of the Indenture is hereby amended as follows (additions shown in double-underline):

“(iii) before the effective time of any Guarantor Business Combination Event, the

Exhibit 99.2

Company and the Guarantor, as applicable, will deliver to the Trustee an Officer’s Certificate and Opinion of Counsel, each stating that (i) such Guarantor Business Combination Event (and, if applicable, the related supplemental indenture) comply with Section 6.01(B); and (ii) all conditions precedent to such Guarantor Business Combination Event provided in this Indenture have been satisfied;

provided, however, that neither this Section 6.01(B) nor any other provision in this Indenture is intended, or shall be construed, to prohibit or restrict in any manner the Disposition permitted under Section 3.15(V) or Section 3.15(X).”

5.
Release of Certain Collateral.

Pursuant to Section 11.05(A) of the Indenture, only to the extent the Malaysia Assets is Disposed as permitted under the Indenture, the Liens securing the Obligations on the Malaysia Assets shall be released automatically upon the consummation, or the completion of the relevant Disposition permitted under Section 3.15(X) of the Indenture.

6.
Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.
7.
Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
8.
Trustee and Collateral Trustee Make No Representation. The Trustee and the Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.
9.
Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
10.
Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

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Exhibit 99.2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

MAXEON SOLAR TECHNOLOGIES, LTD.

By: /s/ Dmitri Hu
Name: Dmitri Hu
Title: Chief Financial Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT

By: /s/ Mary Miselis
Name: Mary Miselis
Title: Vice President

By: /s/ Peter Bono
Name: Peter Bono
Title: AVP

DB Trustees (Hong Kong) Limited, AS COLLATERAL TRUSTEE

By: /s / Christy Lau
Name: Christy Lau
Title: Authorized Signatory

By: /s/ Lawrence Li
Name: Lawrence Li
Title: Authorized Signatory

[signature page to supplemental indenture]